HARBOR ISLAND DEVELOPMENT CORP.

July 26, 2010

John Reynolds & Edwin Kin

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Harbor Island Development Corp.

Registration Statement on Form S-1

Amendment No. 2

File No. 333-166522

Originally Submitted on May 5, 2010

Dear Mr. Reynolds:

Harbor Island Development Corp. (the “Company”), a Nevada corporation, has received and reviewed your letter of July 7, 2010, pertaining to the Company’s Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on May 5, 2010.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM S-1

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated July 7, 2010.

Prospectus Cover Page, page 3

1.

We note your response to comment three of our letter dated June 1, 2010, and we reissue it. We note your amendment includes a date on the cover of the registration statement, but not the cover page of your prospectus.

RESPONSE: We have revised the Filing accordingly.

Prospectus Summary, page 5

2.

We note your response to comment four of our letter dated June 1, 2010, and we reissue it in part. Please revise to clarify the basis for your belief that you will generate sufficient revenues to cover your operating costs. We note you do not have a history of any sales or profitable operations.

RESPONSE We have removed the reference to our belief that we will generate sufficient capital to cover operating costs. However, we are a start-up company and as every startup company must, we believe that our business will be successful, and we believe that through our sales efforts we will generate sufficient revenues to cover operating costs.

Risk Factors, page 7

3.

We note your response to comment five of our letter dated June 1, 2010, and we reissue it. Your disclaimer on page 11 may imply that not all material risks are disclosed in your prospectus, Please remove it.

RESPONSE: We have removed the cautionary language.

4.

We note your response to comment six of our letter dated June I, 2010, and we reissue it. Your first risk factor on page eight solely refers to your potential inability to obtain additional financing. Please add a risk factor that addresses your difficulty in meeting your ongoing cash obligations and operating expenses, in light of your cash position and lack of profitable operations.

RESPONSE: We have added a risk factor relating to the difficulty in meeting our current cash obligations without raising sufficient funds from the proceeds of the offering.

2275 NW 150th Street, Unit B Opa Locka, FL 33054

HARBOR ISLAND DEVELOPMENT CORP.

5.

We note your response to comment seven of our letter dated June I, 2010, and we reissue the comment in part. Please revise the second risk factor on page eight to address the dilution caused by your sole officer accepting common stock in lieu of his $2,500 monthly management fee. You should also address his sole discretion in setting the conversion ratio.

RESPONSE: We have revised the Filing accordingly.

6.

We note your response to comment eight of our letter dated June 1, 2010, and we reissue it in part. Please revise the first risk factor on page 10 to address the need for and expense of apparel or retail industry consultants.

RESPONSE: We have revised the Filing to reflect that there may be an additional expense relating to our need for a consultant.

Use of Proceeds, page 12

7.

We note your responses to comments 10 and 13 of our letter dated June 1, 2010, and we reissue them. Please revise to clarify why you believe that you will be able to operate for the next 10-12 months with the maximum net proceeds of $63,489.67. On page 19, you indicate that your General and Administrative and Legal and Accounting expenses alone will total $60,000 in the next 12 months. In addition, it appears you will have $60,000 in executive compensation and over $16,000 in notes payable that will become due.

RESPONSE: We intend to begin generating revenue within the next 12 months, which will augment our need for additional financing and, as disclosed, we will likely need to seek out additional financing, which will likely come from friends or family. We have clarified the Filing to reflect the foregoing.

8.

The responses to comments 11 and 12 and the revised disclosure in this section, which say that uses of offering proceeds are within the company's sole discretion, appear to indicate that the company does not have a specific business plan. Rule 419 applies to a registered securities offering of penny stock where the registrant is a development stage company that either has no specific business plan or plans to acquire an unidentified company. Please comply with prior comments 11 and 12 or revise your filing to comply with Rule 419.

RESPONSE: As the Company is in its start-up stage of development, and has entered into a distribution agreement and received a private shareholder loan, we do not believe that we would be considered a "shell company". Further, the Company does not believe that it is a “blank check company” as described under Rule 419 of the Securities Act of 1933, as amended. Section (a)(2) of Rule 419 under the Securities Act of 1933, as amended (the “Securities Act”), defines a “blank check company” as a company that is issuing penny stock and that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person." The Company does not believe that is a blank check company subject to the provisions of Rule 419, pursuant to the definition of “blank check Company” under Rule 419.

Specifically, the Company has a business plan relating to the continued development of our retail business, as described under “Description of Business” in the amended Registration Statement. At this time the Company has a business plan and a licensing agreement to begin the resale of a specific line of clothing. Accordingly, we are not aware of under what circumstances we would not have a specific "business plan or plans to acquire an unidentified company." The Company has never indicated that its business plan is to engage in a merger or acquisition with an unidentified company, entity or person. While the Company is considered a development stage company, as defined in Rule 1-02(h) of Regulation S-X, the Company is not a “blank check company” as it has a specific business plan and it has no current plans to “engage in a merger or acquisition with an unidentified company,” entity or person.

We have reviewed the Company's current operations and we are in our start-up phase and we have a specific business plan. We will use the proceeds generated from this offering to target customers and retail shoppers. As stated, we intend to build a reputation as a leading retailer of casual resort and beachwear fashions, and maintain a balanced company through wholesale, licensing, and retail operations.

2275 NW 150th Street, Unit B Opa Locka, FL 33054

HARBOR ISLAND DEVELOPMENT CORP.

Although we agree that we are a development stage company, as defined in that Rule 1-02(h), we do not believe we are a blank check company, because we have a specific business plan and are still in our start-up phase of operations. For the reasons stated above, we believe we are not a blank check company, as contemplated by the provisions of Rule 419, and we should not be considered as such.

Description of Property, page 14

9.

We note your response to comment 16 of our letter dated June 1, 2010, and we reissue it in part. Please revise to clarify, if true, Island Stuff USA, may terminate your use of its office space at no cost at any time.

RESPONSE: We have revised the Filing to indicate that Island Stuff may terminate the use of our office space at any time without penalty.

Business, page 14

10.

We note your response to comment 18 of our letter dated June 2, 2010, and we reissue it in part. Please revise to clarify what operating activities you have performed as of today's date. For example, throughout this section you describe a prospective marketing and growth strategy. Please revise to indicate whether the Company has performed any part of these initiatives. For example, if the Company has not performed any marketing or growth strategy activities, such as creating and maintaining a website, seeking retail stores to carry your products, or locations for retail stores, please clearly state so.

RESPONSE: We have revised the Filing to indicate that our operations, to date, have been limited to pre-incorporation and formation activities, including the execution of the distribution agreement.

11.

We note your responses to Comments 19 and 21 of our letter dated June 1, 2010. Please comply with these comments or revise your filing to comply with Rule 419. See our comment above under "Use of Proceeds."

RESPONSE: We have again evaluated your comments and we believe that although we have not identified any milestones or precise timeframes in the Filing, our plans to move the Company forward by completing this offering and then commencing with obtaining initial sales clearly and sufficiently define our plans over the coming months. The fact that Management has not determined any specific milestones would not render the Company a "blank-check" company, as our Company has entered into a licensing agreement to distribute an initial line of beach apparel. Further, as stated throughout the Filing, our business is dependent on our ability to sell our products; without sales we will certainly fail. We are not traditional brick and mortar, where the opening of a store would be a milestone, and we are not technology driven, where the launching of our website will be considered a milestone. We have set out to become a reseller of clothing, beginning with our initial product. Accordingly, our only milestones that matter are closing this offering and then selling product.

We believe that the Filing discloses our plan of operation and risks associated therewith sufficiently to allow any potential investor to make an informed decision regarding an investment in the Company, and including artificially manufactured milestones would be misleading and would not serve the investing public's best interest.

12.

We note your response to comment 20 of our letter dated June 1, 2010, and we reissue it. We are unable to locate the requested disclosure, other than your general references that you will be able to generate revenues to cover your operating costs and that you will be selling products.

RESPONSE: We have added additional language to the Business section of the Filing relating to our first year operations, use of consultants and our specific line of business.

13.

We note your response to comment 22 of our letter dated June 1, 2010, and we reissue it. If you are unable to provide basic information concerning the general business of your sole supplier, please clearly indicate so in the appropriate places of your prospectus and add an appropriate risk factor.

2275 NW 150th Street, Unit B Opa Locka, FL 33054

HARBOR ISLAND DEVELOPMENT CORP.

RESPONSE: Our supplier's general business is as a wholesale distributor of the Island Stuff, USA lines of products. We have a non-exclusive licensing agreement, implying that there are multiple distributors. We understand that the Island Stuff USA sells its products wholesale throughout the world, and we have been assured of the financial health of the company and the workmanship of the company's products. We believe that using the Island Stuff USA brand initially will allow the Company to establish sale channels to retail centers, which will ultimately allow our Company to expand our product line and increase our reseller presence.

14.

We note your response to comment 23 of our letter dated June 1, 2010, and we reissue it. Exhibit 10.2 indicates that Harbor Island Development, not your incorporator, was a party to the distribution agreement. It is unclear how a corporation that did not exist could enter into a valid and binding distribution agreement with Island Stuff USA. Please explain, with a view to disclosure in the prospectus. Please file an executed distribution agreement with your next amendment.

RESPONSE: We have amended the Distributor Agreement to reflect an effective date as of the date we were incorporated.

Management Discussion and Analysis, page 18

Liquidity and Capital Resources, page 18

15.

We note your response to comment 24 of our letter dated June 2, 2010, and we reissue it. Please discuss the management fees owed to Mr. Donald Ross in terms of the effect on your liquidity and whether you are dependent on his accepting stock in lieu of cash payment. Also, please clarify whether Mr. Ross, in his sole discretion, may discontinue accepting stock in payment of his fee, and disclose the impact on the company. Further, please provide the basis of your projected monthly Business Development and Marketing & Advertising expenses.

RESPONSE: We have revised the Filing to indicate the limited current impact of the fees due to Mr. Ross, as such fees are currently being accrued and deferred until such time as the Company elects to begin making such payments. We have also provided the other disclosures as requested.

16.

We note your responses to comments 10 and 25 of our letter dated June 1, 2010 and your revised disclosures on pages 12 and 19. Please clearly describe your potential sources to fund the difference between the amount of the offering and the amount of your estimated operating expenses within 12 months, and describe the uncertainties surrounding the availability of those sources.

RESPONSE: We will seek out additional funds from friends, family and business acquaintances should we fail to raise sufficient funds from the offering, and should we fail to generate any revenue from the operation of the business.

17.

We note your response to comment 26 of our letter dated June 1, 2010. As there are uncertainties in your ability to continue as a going concern, please disclose a viable business plan to inform the investors how you intend to overcome your difficulties in Management's Discussion and Analysis pursuant to Item 303 of Regulation S-K and your financial statement footnotes pursuant to AU 341. In addition, describe the consequences to your business if you are unable to raise additional financing. Refer to FRR 607.02.

RESPONSE: We believe that the Filing, in its entirety, expresses the Company's plan to continue the business as a going concern. Throughout the Filing, the Company warns that any investment may be lost should the Company's business plan fail or if the Company is unable to raise additional capital.

Executive Compensation, page 21

18.

We note your responses 29 and 30 of our letter dated June 1, 2010, and we reissue them. It appears your revised disclosure on page II-2 indicates that the 5,000,000 shares were issued as founders stock for Mr. Donald Ross's efforts in organizing the corporation. Yet, your financial statements on page F-4 and your executive compensation table references the shares as executive compensation. Please revise to reconcile this discrepancy.

2275 NW 150th Street, Unit B Opa Locka, FL 33054

HARBOR ISLAND DEVELOPMENT CORP.

RESPONSE: We have revised the Filing to reflect that Mr. Ross received 5,000,000 shares of the Company's common stock in exchange for such activities related to the Company's pre-incorporation activities and costs associated with the Company's formation.

19.

Please revise your summary compensation table to include the total compensation for Mr. Donald Ross.

RESPONSE: We have revised the Filing accordingly.

20.

We note your response to comment 31 of our letter dated June 1, 2010, and we reissue it. Your response indicates that the management agreement was entered into on March 19, 2010, but your response and the revised disclosure fail to address the date when the agreement commenced and when Mr. Donald Ross started to earn his management fee. If, for example, the agreement commenced on March 19, 2010, Mr. Donald Ross's first management fee would be payable on March 31, 2010, but there is no disclosure in the registration statement that such a payment was made, the fee payable was converted in common stock on that date, or the fee was deferred. Further, Exhibit 10.1 references an agreement date in April, 2010. Please revise to reconcile this discrepancy and provide clarification of when the management agreement commenced.

RESPONSE: The Agreement became effective April 26, 2010 and as of the date of this correspondence all fees due thereunder are being accrued and deferred until such time that management believes that it is in the best interest of the Company to disburse such Management fees.

21.

In addition, we are unable to locate disclosure of the materials terms of your management agreement in your prospectus, including sections 3, 4, and 6 of the agreement. Further, it appears the amount of your management fee in comparison to your cash flows and capital, the ability of Mr. Donald Ross to convert that fee into shares at his discretion, his ability to compete with the Company with outside interests, and the lack of a fixed term of the agreement raises significant risks to investors that may require risk factor disclosure. Please revise accordingly.

RESPONSE: We have revised the Filing accordingly.

Significant Employees, page 22

22.

Please include the supplemental response to comment 33 in your disclosure. Further, please revise to disclose any material effects on Harbor Island Development Corp. from Mr. Ross's classification as an independent contractor, rather than an employee. In particular, please revise to clarify whether there are any differences in terms of responsibilities or liability.

RESPONSE: The material effect of Mr. Ross' classification as an independent contractor or as a statutory employee does not give rise to any difference in responsibility or liability in the performance of Mr. Ross' duties, as the same relate to the Company. Mr. Ross, as the Company's sole officer and director, is bound by the fiduciary and common law doctrines that govern any officer’s and director's duties towards the Companies they serve. We have added the supplemental disclosure to the Filing, but are unaware of any principal under the laws of any jurisdiction that would materially affect Mr. Ross' responsibilities or liability to the Company.

Owners and Management, page 23

23.

Please revise your ownership table on page 23 to reflect the information available at the most recent practicable date, as required by Item 403(a) of Regulation S-K. In particular, please include any securities that have been issued in lieu of paying your management fee to your sole officer.

RESPONSE: We have amended the Filing accordingly.

Certain Relationships and Related Transactions, page 23

24.

We note your response to comment 34 of our letter dated June 1, 2010, and we reissue it in part. Please revise to include a description your officer's prospective conversion of this monthly management fees into shares of common stock.

RESPONSE: We have revised the Filing accordingly.

2275 NW 150th Street, Unit B Opa Locka, FL 33054

HARBOR ISLAND DEVELOPMENT CORP.

Legal Matters, page 23

25.

We note your response to comment 36 of our letter dated June 1, 2010, and we reissue it, we are unable to locate the changes indicated by your response letter.

RESPONSE: We have revised the Filing accordingly.

Financial Statements, page F-l

Report of Independent Registered Public Accounting Firm, page F-2

26.

We note your response to comment 37 of our letter dated June 1, 2010. The first sentence of the audit report still refers to the company as "an exploration stage company." Please advise the auditor to revise to refer to the company as a development stage company.

RESPONSE: We have amended the audit report to reflect the requested change.

Recent Sales of Unregistered Securities, page II-2

27.

We note your response to comment 41 of our letter dated June 1, 2010, and we reissue it in part. Please revise this section to remove your implication that your prior sales of unregistered securities may have occurred under the safe harbor provided by Regulation D, as your response indicates you solely relied on the general exemption under Section 4(2) of the Securities Act.

RESPONSE: We have amended the Filing accordingly.

28.

Please revise this section to provide the details of any issuances of unregistered securities paid to your sole officer in lieu of cash payment of his management fee.

RESPONSE: There has been no stock issuances related the Management fees as of the date of this correspondence as Mr. Ross has yet to determine if conversion of the fees into stock is necessary, or if he may defer any fees until a later date. We have added language to this effect to the Filing.

Exhibits

29.

We note your response to comment 42 of our letter dated June 1, 2010, and we reissue it. We are unable to locate your Specimen Stock Certificate as an exhibit.

RESPONSE: We have provided the specimen stock certificate.

30.

Please clarify whether Exhibits 10.1, 10.3 and 10.4 are executed copies or are form versions, as noted in the Exhibit Index. We note that Exhibit 10.1 does not appear complete, as it is undated.

RESPONSE: We have amended the Filing accordingly.

Exhibit 5.1

31.

We note your response to comment 43 of our letter dated June 1, 2010, and we reissue it in part. Please provide a revised legal opinion that identifies the state law to which your attorney opines.

RESPONSE: We have provided an amended opinion.

2275 NW 150th Street, Unit B Opa Locka, FL 33054

HARBOR ISLAND DEVELOPMENT CORP.

In connection with the Company’s responding to the comments set forth in the July 7, 2010 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

/s/ Don Ross

Don Ross

2275 NW 150th Street, Unit B Opa Locka, FL 33054